Exhibit 99(c)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2009	Twelve Months Ended March 31, 2008
Net income (loss) attributable to EFH Corp.	$442	$(1,269)	$(8,127)	$(1,409)
Income tax expense (benefit)	333	(660)	522	(751)
Interest expense and related charges	667	843	4,759	2,157
Depreciation and amortization	407	395	1,622	1,240

EBITDA	$1,849	$(691)	$(1,224)	$1,237

Oncor EBITDA	(298)	(317)	(479)	(1,240)
Oncor distributions/dividends (a)	25	57	1,550	295
Interest income	(1)	(5)	(23)	(68)
Amortization of nuclear fuel	24	18	82	73
Purchase accounting adjustments (b)	97	138	419	276
Impairment of goodwill	90	—	8,090	—
Impairment of assets and inventory write down (c)	1	5	1,218	49
Net income attributable to noncontrolling interests	12	—	(150)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(1,030)	1,594	(4,954)	3,108
Losses on sale of receivables	4	8	25	38
Income from discontinued operations, net of tax effect	—	—	—	(25)
Noncash compensation expenses (SFAS 123R) (d)	5	2	29	17
Severance expense (e)	7	—	10	—
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	3	(3)	3
Transition and business optimization costs (f)	11	12	45	33
Transaction and merger expenses (g)	17	14	68	112
Insurance settlement proceeds (h)	—	—	(21)	—
Restructuring and other (i)	3	—	40	(33)
Expenses incurred to upgrade or expand a generation station (j)	34	52	100	57

Adjusted EBITDA per Incurrence Covenant	$852	$890	$4,824	$3,932
Add back Oncor adjustments	264	250	(253)	944

Adjusted EBITDA per Restricted Payments Covenant	$1,116	$1,140	$4,571	$4,876

(a)	Twelve months ended March 31, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Non-cash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint venture. Also include administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended March 31, 2009 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and for the twelve months ended March 31, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.